Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR FEBRUARY 2024
PANAMA CITY, Mar. 12, 2024 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for February 2024:

Operating Data	February 2024	February 2023	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,348.8	2,007.3	17.0%
RPM (mm) (2)	2,025.8	1,724.4	17.5%
Load Factor (3)	86.3%	85.9%	0.3	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For February 2024, Copa Holdings' capacity (ASMs) increased by 17.0%, while system-wide passenger traffic (RPMs) also increased by 17.5%, compared to 2023. As a result, the system load factor for the month was 86.3%, 0.3 percentage points higher than in February 2023.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.
CPA-G
CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774